UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Marcy N. Lynch

Senior Vice President, General Counsel and Corporate Secretary

Ruth’s Hospitality Group, Inc.

1030 W. Canton Avenue, Suite 100

Winter Park, FL 32789

(407) 333-7440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Kevin M. Frank

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 16, 2023.

The Schedule 14D-9 relates to the tender offer by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Parent”), to purchase, subject to certain conditions, any and all of the shares at a price of $21.50 per share of outstanding common stock of the Company, par value $0.01 per share, net to the seller in cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2023, by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding a new section titled “ —Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “—Cautionary Statement Regarding Forward-Looking Statements” on page 45 as follows:

“Expiration of the Offer Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City Time, on June 13, 2023 (such date and time, the “Expiration Time”). American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), advised Purchaser that, as of the Expiration Time, 22,853,263 Shares (excluding, for the avoidance of doubt, Shares presented pursuant to guaranteed delivery procedures which have not yet been “received,” as such term is defined by Section 251(h) of the General Corporation Law of the State of Delaware) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 71.2% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition was satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser accepted for payment the Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. Parent has transmitted payment for such Shares to the Depositary and Paying Agent, which will disburse the merger consideration to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

The Company and Parent effected the Merger on June 14, 2023, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into the Company, and the Company continuing as the surviving corporation and an indirect, wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9.	Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(18)	Press Release issued by Darden Restaurants Inc., dated June 14, 2023 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUTH’S HOSPITALITY GROUP, INC.

By:	/s/ Marcy N. Lynch
Name:	Marcy N. Lynch
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: June 14, 2023